Exhibit 99.1

 IFX-1  C5a  Controlling inflammation  Corporate Presentation May 2019

 Important Notice and Disclaimer  THIS PRESENTATION HAS BEEN PREPARED BY INFLARX n.v. (“INFLARX”), a US-Nasdaq publicly listed Dutch company having its principle place of business in germany. THIS PRESENTATION IS MADE FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES. THE INFORMATION SET FORTH HEREIN DOES NOT PURPORT TO BE COMPLETE OR TO CONTAIN ALL OF THE INFORMATION YOU MAY DESIRE. STATEMENTS CONTAINED HEREIN ARE MADE AS OF THE DATE OF THIS PRESENTATION UNLESS STATED OTHERWISE, AND NEITHER THE DELIVERY OF THIS PRESENTATION AT ANY TIME, NOR ANY SALE OF SECURITIES, SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME AFTER SUCH DATE OR THAT INFORMATION WILL BE UPDATED OR REVISED TO REFLECT INFORMATION THAT SUBSEQUENTLY BECOMES AVAILABLE OR CHANGES OCCURRING AFTER THE DATE HEREOF.This presentation may contain forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, our clinical results and other future conditions. All statements other than statements of historical facts contained in this presentation, including statements regarding future results of operations and financial position, business strategy, current and prospective product candidates, planned clinical trials and preclinical activities, product approvals, research and development costs, current and prospective collaborations, timing and likelihood of success, expectations regarding market acceptance and size, plans and objectives of management for future operations, and future results of anticipated product candidates, are forward-looking statements. These risks and uncertainties include those described under the caption “Risk Factors” in InflaRx's Registration Statement on Form F-1 and the accompanying prospectus filed with the Securities and Exchange Commission in connection with the company's initial public offering and other filings with the Securities and Exchange Commission. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and InflaRx’s own internal estimates and research. While InflaRx believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources.  In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions.  Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source.  InflaRx n.v. - Winzerlaer Str. 2, 07745 Jena, Germany, Email: info@inflarx.com, Tel: +49-3641-508180, www.inflarx.com

 About Inflarx:  3  Founded in Germany in 2008  Offices/Subsidiaries: JENA + Munich (Ger) & Ann Arbor + New York (USA)  IPO on Nasdaq in November 2017 with GROSS proceeds of $106m   strong balance sheet:$176 million as of Dec 31st 2018  Follow-on Financing round April 2018 with Gross proceeds of $117m

INVESTMENT HIGHLIGHTS

LEADING PROPRIETARY ANTI-C5A ANTIBODY TECHNOLOGY

- Full and selective blockade of the biological activity of C5a
- Strong global IP protection

ESTABLISHED BIOLOGICAL POC FOR LEAD DRUG IFX-1

- Highly statistically significant C5a inhibition leaving MAC formation intact
- Favorable safety profile and excellent tolerability (n > 150 patients)

IFX-1 IN HIDRADENITIS SUPPURATIVA (HS)

- Established a pivotal role of C5a in HS with multi-bn market potential
- 83% response rate on clinical response score (HiSCR) in severe HS patients
- Key results of international phase IIb expected in Q2 2019

BROAD APPLICABILITY OF ANTI-C5A TECHNOLOGY

- ANCA-associated vasculitis: US study ongoing, EU study approved
- Pipeline extension of IFX-1 in inflammatory diseases & oncology
- IFX-1 s.c. and follow on anti-C5a mAb IFX-2 development in pipeline

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inflaRx

PIPELINE WITH MULTIPLE OPPORTUNITIES

WE ARE PLANNING TO BEGIN MULTIPLE PHASE II STUDIES WITH POTENTIAL TO EXPAND INTO FURTHER INDICATIONS

Program	Pre-clinical	Phase I	Phase II	Phase III	Market	Prevalence	Current status
IFX-1	Hidradenitis Suppurativa (HS)					• US up to 200,000 patients • Eur > 200,000 pat.	• Completed enrollment • Study ongoing
IFX-1	ANCA associated vasculitis (AAV)					• US ~ 40,000 pat. • Eur ~ 75,000 pat.	• US study started • EU study started
IFX-1	Pyoderma Gangraenosum					• ~ 3 to 10 cases per 1M globally	• Authorization received for P-IIa open label study - Canada
IFX-1	oncology					• not disclosed	• Development of TTP and CDP ongoing
IFX-1	auto-immune / inflammatory diseases 2					• not disclosed	• Development of TTP and CDP ongoing
IFX-2	Chronic inflammatory and autoimmune diseases					not applicable yet	• Developing as injectable with optimized use for other chronic inflammatory indications

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inflaRx

 C5a as target & our PROPRIETARY anti-c5a TECHNOLOGY

BIOLOGICAL ACTIVITY OF C5A: BOOSTER OF INFLAMMATION

Strong Amplifier

✓ Numerous publications
✓ Well understood MoA

C5a



Neutrophils & Monocytes

- Chemotaxis & Activation
- Adhesion
- O2 Radicals
- Enzyme release

Macrophages

- ROS production
- Release of granular enzymes

Endothelials/vascular

- Upregulation of C5aR
- ANGIOGENESIS
- Increased vascular permeability
- Adhesion molecules
- Coagulation, e.g. TF

Blood

- Coagulation increasing tissue factor

proinflam. Cytokines

- TNF-α, IL-1β, IL-6, IL-17
- Chemokines, e.g. IL-8
- HMGB-1
- others

⇧

T-cells

- Promote Th1/Th17
- Inhibition of Treg

Epithelial cells

- Upregulation of C5aR
- Tissue inflmmation

> 5000 publications since the 1970th

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inflaRx

C5A ACTIVATION OF NEUTROPHILS

Neutrophils, (4'600x enlarged)

control

+ C5a



Data Source: Prof. Peter Ward, University of Michigan

C5a Mode of Action on Neutrophils:

- Chemotaxis of neutrophils (Shin et al 1968, *Science* 162,361-3)
- Enzyme release (Goldstein et al 1974, *J. Immunol.* 113, 1583-8)
- Production of O^2-radicals in neutrophils (Sacks et al 1978, *J Clin Invest* 161, 1161-7)

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inflaRx

ROUTES TO TERMINAL C5 ACTIVATION



Extrinsic "Pathway"
Enzymatic C5 Cleavage
Thrombin, Trypsin, Elastase, etc.
Complement Pathways
Classical
Lectin
Alternative
Antibody binding
Mannose binding
Foreign surfaces
C3 activation
C5-convertases
C5
Arg751/
Leu752
Scissile bonds
C5a
C5b
strong amplifier
of inflammation
other ligands:
C3a, ASP, C4a etc
Membrane Attack Complex (MAC)
triggers lysis of pathogens
C5aR
C5L2
C5b-9 = MAC
Terminal
complement
activation

The extrinsic pathway represents an additional route, outside of the well-known complement pathways, to activate C5

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inflaRx

TERMINAL COMPLEMENT ACTIVATION: MODEL



Extrinsic "Pathway"
Enzymatic C5 Cleavage
Thrombin, Trypsin, Elastase, etc.
Complement Pathways
Classical
Lectin
Alternative
C5-convertases
C5
directly cleave off C5a
at scissile bond region
initiate binding to MG-7 domain of C5 –
then cleave C5a with catalytic subunit
C5a
C5b
C5b-9 = MAC

- C5 activation through the Complement Pathways results in functional C5a and C5b (MAC)
- C5 cleavage through the Extrinsic Pathway generates functional C5a (not C5b!)

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inflaRx

TERMINAL COMPLEMENT ACTIVATION

COMPETITIVE CLINICAL LANDSCAPE



Extrinsic Pathway
Complement Pathways
C5
C5a
C5b
ALEXION
Roche
Alnylam
Ra Pharma
NOVARTIS
OPHTHOTECH
AKARI
REGENERON
inflaRx
ALEXION
MedImmune
ChemoCentryx
innate pharma
C5aR
C5L2 (C5aR2)
C5b-9 = MAC
InflaRx's approach is to ensure complete blockade of C5a regardless of activating pathway or receptor signaling while preserving MAC formation

Previous programmes targeting C5a

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inflaRx

IFX-1 IS A FIRST-IN-CLASS ANTI-C5A MONOCLONAL ANTIBODY


C5
Cleavage of C5 through:
• Complement pathway activation, or
• Directly through enzymes via "extrinsic" pathway
C5a
conformational change
new epitope
IFX-1
C5b
C5b-9 = MAC
MAC lysis
invading microorganisms

KEY FEATURES

- ✓ Blocks C5a biological effects up to 100% in human blood
- ✓ Leaves MAC formation intact
- ✓ Binds with high affinity to the discovered epitope

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inflaRx

 13      A number of preclinical studies have established ifx-1 mechanism of action  Riedemann NC et. Al., Clin. Immunol. 2017 Mar 30;180:25-32      ò 101%  ò 96%  IFX-1 can block C5a induced neutrophil activation as measured by CD11b      IFX-1 does not influence the hemolytic activity curves and leaves C5 cleavage and formation of C5b-9 (MAC) intact.   Plasma (1:10 dilution) [µl]  OD (542 nm)    50% Iysis

 ifx-1 for hidradenitis Suppurativa

HIDRADENITIS SUPPURATIVA

A CHRONIC SEVERELY DEBILITATING C5A-DRIVEN INFLAMMATORY SKIN CONDITION WITH HIGH UNMET NEED

HURLEY STAGING FOR HS



Stage I

Single / multiple abscesses but no sinus tracts or scarring



Stage II

Single or multiple separated, recurrent abscesses with tract formation and scarring



Stage III

Multiple interconnected tracts and abscesses involving an entire anatomic region

CLINICAL FEATURES

- Chronic, inflammatory, recurrent, debilitating skin disease of the hair follicles
- Most commonly in the armpit, groin and genital regions
- Extremely painful inflammatory nodules, boils or abscesses
- Draining fistulas leading to considerable scarring and functional disability
- Hurley staging system used to classify severity (stage I – III)

PREVALENCE

- Up to 200,000 moderate to severe (Hurley II+III) HS patients in US
- Higher prevalence in Europe with reports > 1% total HS prevalence

CURRENT TREATMENT – MEDICAL NEED

- Adalimumab (TNF-alpha inhibitor) from AbbVie is the only approved biological in US and Europe
- Accepted (but not approved) SOC includes topical, oral or i.v. antibiotics
- In some instances, surgery is required
- **Approximately 50 - 75% of patients with moderate to severe HS do not respond or lose response to Humira[1]**

[1] combined phase III trial data for Humira: response measured by HiSCR 50 and KOL quotes in LifeSci Capital initiation report 112/2018

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inflaRx

 IFX-1 in Hidradenitis Suppurativa   16    HISCR – a validated endpoint    Humira was approved based on HiSCR response – providing a potential pathway to approvalHiSCR defines 3 types of lesions:AbscessesInflammatory nodules Draining fistulasHiSCR response defined as:At least 50% reduction in total abscess and inflammatory nodule count (AN count)No increase in the number of abscesses from baselineNo increase in the number of draining fistulas from baseline

 IFX-1 in Hidradenitis Suppurativa   17      InflaRx established that HS patients have significant complement activation with elevated C5a levels C5a is involved in several key pathophysiological mechanisms in HSNeutrophil activation is driven by C5aVarious C5a dependent players potentially involved (TNFa, IL-17, etc.)C5a is key neutrophil activator in HS patient plasma: HS patient plasma strongly provoked neutrophil activation in healthy donor blood, this effect could be completely blocked by the addition of IFX-1    Rationale for targeting C5a

 IFX-1 in Hidradenitis Suppurativa - rational C5a as key neutrophil activator in HS patient plasma  18      Presented in more detail also in Abstract by Guo et. al., European Meeting on Complement in Human Disease, Copenhagen 2017, Manuscript in preparation by Prof. Giamarellos-Bourboulis, E.J., Athens, Greece

     19  Overview of IFX-1 Phase Iia study in HSStudy design and Patient characteristics  1 dose groupWeekly i.v., total of 8 doses  Open labelSingle-center12 patientsKey inclusion: patients with moderate to severe HS with either primary or secondary failure to respond to biological treatment or not eligible for such treatment (adalimumab)  Assessing safety and efficacy of IFX-1 in HSPrimary endpoint: safetySecondary endpoint:HiSCR response at different time points, various other secondary endpoints          Study design  FPFV: Q4 2016LPLV: Q2 2017First results: Q1 2017Final results: Q3 2017  Study design                Male  8 (66.7%)  Age [y]   48 ± 1550 (22; 69)  Hurley Stage III  12 (100%)  BMI  27.3 ± 4.926.6 (19.6; 34.5)  Weight [kg]  82.2 ± 14.778.0 (63.0; 105.0)  Duration of HS [y]  20 ± 920 (3; 35)  AN count  6.4 ± 2.56 (3; 11)  Failure to TNF-alpha blockade  9/12  Study objective        Timelines                              Treatments      Patient characteristics

 IFX-1 Phase Iia PROMISING Results in Hsclinical efficacy  20  HISCR response rate in HS patients      HiSCR response in HS patients    Efficacy: In these late-stage patients who previously failed to respond to SOC including TNF-alpha blockade, 75% of patients were HISCR responders following 8 weeks treatment and 83% at end of trial  Safety / tolerability: Repeated high dose I.V. administration of IFX-1 observed to be well tolerated with no detected safety issues

 21  IFX-1 Phase Iia Results in HsPHARMACODYNAMICS & C5A blocking activity of ifx-1     Mean c5a PLASMA LEVELS    Data displayed in the F1 prospectus: Mean C5a levels (ng / ml) in HS patients at day 1 (pre-dosing), day 22 and day 50 (end of treatment) as well as on day 134 (at the end of the trial observation period). One sample was excluded from this analysis at day 50 (end of treatment) (as indicated with (+) above) from one patient in whom study drug infusion was discontinued prematurely after day 29 due to an unrelated adverse event

 IFX-1 Phase Iia Results in HsSKIN REsPONSE EXAMPLES from treated patients  22            Day 1  Day 134  Visible improvement at the end of the trial  Gluteal fold  Right inguinal  Day 1  Day 134

IFX-1 PHASE IIB STUDY IN HS: SHINE

STUDY DESIGN



Placebo
IFX-1 minimum dose
IFX-1 low dose
IFX-1 medium dose
IFX-1 high dose
Responders
IFX-1 low dose
Non Responders
IFX-1 medium dose
Screening
Main Period (double blind)
16 weeks
Open Label Extension Period
28 Weeks

TIMELINES

- 179 patients with moderate or severe HS – enrollment completed
- Primary endpoint: dose response relationship based on HiSCR at week 16
- Secondary endpoints: Quality of Life, Safety, PK/PD substudy,
- Topline results expected in Q2 2019

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inflaRx

IFX-1 PHASE IIB STUDY IN HS: SHINE

STATISTICAL MODEL MCP-MOD

THE MULTIPLE COMPARISON PROCEDURE – MODELLING (MCP-MOD)

WHAT IS THIS?

- novel and now more frequently used design for dose finding
- tests whether a new drug has a dose-response effect on an endpoint = MCP step
- calculates the dose-response relationship (curve fit) = mod step

REGULATORY OPINION AND ADVANTAGES?

- qualified and recommended by FDA and EMA[1,2,3]
- uses the available data better than pairwise comparisons with ANOVA (EMA written opinion[3])

HOW DO YOU SET THIS UP?

1. make common assumptions (endpoint, effect sizes etc.)
2. chose most suitable dose response relation (based on available information = other compounds, etc.)
3. determine doses + scenarios for likely effect size and calculate sample size for desired power emax
linear
logistic
umbrella
Response
Dose
0.0
0.5
1.0
1.5
0
2
4
6
8

1. Bretz F et al (2005), Combining multiple comparisons and modeling techniques in dose-response studies. Biometrics 2005, 61(3), pp738-48.
2. https://www.fda.gov/downloads/Drugs/DevelopmentApprovalProcess/UCM508702.pdf
3. https://www.ema.europa.eu/en/documents/regulatory-procedural-guideline/qualification-opinion-mcp-mod-efficient-statistical-methodology-model-based-design-analysis-phase-ii_en.pdf

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inflaRx

IFX-1 PHASE IIB STUDY IN HS: SHINE
STATISTICAL ANALYSIS PLAN

SHINE STUDY MCP-MOD SET UP

MAIN SET UP AND ASSUMPTIONS

- dose groups: 4 + placebo
- placebo HiSCR rate: 25% - 30%
- effective dose HiSCR rate: 55% - 60%
- power of trial (n=175) ca. 90%

ASSUMED DOSE-RELATIONSHIP (FUNCTION)

- concave shape (emax)
- sigmoidal shape (logistic)



emax
logistic
Response
1.5
1.0
0.5
0.0
0
2
4
6
8



Power of MCT−Test
90%
n=35 per group
power
0.0
0.2
0.4
0.6
0.8
1.0
10
20
30
40
50
60
number of patients per group
Scenario 1
Scenario 2
Scenario 3
Scenario 4
Scenario 5
Scenario 6
Scenario 7

SCENARIO BASIS

dose	placebo	min dose	low dose	med dose	high dose
response	ca. 25-30%	increasing response →			55% - 60%

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inflaRx

     IFX-1 Phase Iib study in HS:mCP-mod outcome Simulated examples for illustration purposes only  26          26,7%  63,3%  56,7%  60%  66,7%  Emax: p = 0.00256  logistic: p = 0.01994  36,7%  30%  43,3%  56,7%  73,3%  Emax: p = 0.00608  logistic: p = 0.00172  30%  43,3%  43,3%  46,7%  33,3%  Emax: p = 0.0787  logistic: p = 0.0719  Example 1: no curve fit = neg. p-value *  Example 3: high placebo *  Example 2: min dose highly efficacious *  * depicted examples are for illustration purposes only based on freely invented figures with no relation to actual data in the SHINE study ifx-1 for ANCA associated vasculitis

ANCA ASSOCIATED VASCULITIS (AAV)

A LIFE-THREATENING AUTOIMMUNE CONDITION



Bb
C3d
C5b-9
AAV
Normal
AAV
Normal
a
b
c
d
e
f
g
h
i
j
k
l

Source: Chen, Jayne and Zhao. Complement in ANCA-associated vasculitis: mechanism and implication for management

CLINICAL FEATURES

- Rare, life-threatening autoimmune disease, characterized by necrotizing vasculitis
- Life-threatening flare phases affect organs leading to potentially fatal organ dysfunction and failure
- Predominantly affecting small vessels associated with anti-neutrophil cytoplasmic antibodies, or ANCA
- Disease activity is assessed using Birmingham Vasculitis Activity Score v3 (BVAS)

PREVALENCE

- Approx. 40,000 AAV patients in the US
- Approx. 75,000 AAV patients in Europe
- Orphan drug market

CURRENT TREATMENT – MEDICAL NEED

- Induction of remission critical during flare phases – induction treatment differs from maintenance therapy and consists of high dose corticosteroids plus either cyclophosphamide or Rituximab
- Induction of remission therapy have significant side effects

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inflaRx

IFX-1 IN AAV

CLINICAL POC ESTABLISHED FOR ROLE OF C5A / C5AR PATHWAY IN AAV

RATIONALE

- C5a/C5aR interaction is essential for development of MPA-ANCA crescentic glomerulonephritis in a mouse model
- Complement activation in active AAV patients is significant
- Chemocentryx' CCX168 (small molecule, C5aR antagonist) data: C5aR inhibition results in a more rapid and consistent response in BVAS than high dose steroids (PoC of C5a / C5aR axis importance in humans) = successful reduction and replacement of steroid use for induction of remission

POTENTIAL ADVANTAGES OF IFX-1 FOR AAV

- **Rapid onset of action**: intravenous administration with fast onset of action, inhibiting C5a signaling completely protecting from C5a induced priming and activation of neutrophils → potentially a) faster response rate and b) quicker induction of remission compared to the SOC
- **Potential safety benefits**: by blocking C5a and not its receptors, the properties of IFX-1 may allow it to avoid safety concerns arising from indirect off-target effects

*Bekker, P., Jayne, D. et al., 2014 ACR/ARHP Annual Meeting

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inflaRx

 IFX-1 in AAVComplement activation in AAV  30      Guo SI, 2012, Kid intl 83:127    C5a is significantly increased in patients with active AAV – but not in remission

IFX-1 IN AAV

C5A PLAYS A KEY ROLE IN AAV



Chemotaxis
Neutrophil
Release of proinflammatory cytokines
ANCA
C5a
Priming
Priming
C5
C5b-9
(C3b)nBbP C5
C3 convertase
C3b
C3a
C3bBbP
C3 convertase
Complement-activating factors
C3(H2O)Bb
C3 convertase
C3
C3(H2O)
Vasculitis
Proteolytic enzymes and oxidative stress
Cytokine
Cytokine receptor
ANCA antigen
ANCA
Fcγ-receptor
β2-Integrin
Adhesion molecule
Reactive oxygen species
Proteolytic enzyme
C5a
C5a receptor

ROLE OF C5A IN AAV

- Chemotaxis of PMNs
- Enhancing IC effects
- Activation of PMNs
- Cytokine induction
- Endothelial injury (enzymes & oxidative stress)
- Tissue factor release
- Thrombo-inflammation & prolonged PMN life-span

Van Timmeren, Curr. Opinion Rheumatol. 2012; 24:8

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inflaRx

IFX-1 – P2.6 PHASE II STUDY IN AAV IN THE US (IXPLORE)

STUDY DESIGN



Screening
W - 2 to -1
Randomization 1:1:1
Day 1
End of Study
W 24
IFX-1 low dose + SOC
Group A (N=12)
IFX-1 high dose + SOC
Group B (N=12)
Placebo + SOC
Group C (N=12)
Treatment: 16 Weeks
Follow up: 8 Weeks
W 16
W 20
Remission Induction Phase:
SOC = RTX/CYC+GC
Patients randomized 1:1:1
Remission Maintenance Phase:
AZA/MTX/MMF/MPS+GC;
or can remain
RTX/CYC+GC

STUDY OBJECTIVE

- Assessing safety and efficacy of IFX-1 in AAV
- **Primary endpoint:** Safety
- **Secondary endpoint**: Response rate based on the Birmingham Vasculitis Score (BVAS), various other secondary endpoints

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inflaRx

IFX-1 – P2.5 PHASE II STUDY IN AAV IN EUROPE (IXCHANGE)

STUDY DESIGN



Screening
Randomization 1:1
Day 1
End of Study W 24
part 1
group A: IFX-1 + reduced GC (N=15)
group B: placebo + standard GC (N=15)
Treatment: 16 Weeks
Follow up: 8 Weeks
W 2
W 4
W 8
W 16
W 20
part 2
group B: placebo + standard GC (N=18)
group C: IFX-1 + no GC (N=33)
Treatment: 16 Weeks
Follow up: 8 Weeks
W 2
W 4
W 8
W 16
W 20
GC = glucocorticoids
Remission Induction Phase: RTX/CYC
Remission Maintenance Phase: AZA/MTX/MMF/MPS; or can remain RTX/CYC

STUDY OBJECTIVE

- **Primary objective:** efficacy of IFX-1 treatment as replacement for glucocorticoid (GC) therapy in GPA and MPA
- **Secondary objectives:**
  - To assess safety and tolerability of IFX-1
  - To compare toxicity of standard-dose GC with IFX-1
  - To generate data for pharmacokinetic (PK) and pharmacodynamic (PD) modelling

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inflaRx

 FiNancials & Strategic long term goals

 Strong balance sheet to support clinical development  35  Financings        $  Series D: $55m in Oct 2017NASDAQ IPO: $106m in Nov 2017 $15.00 per shareFollow-on: $117m in May 2018 $34.00 per share$63m gross proceeds for InflaRx$54m for selling shareholders    J.P.Morgan Anupam RamaLeerink Joseph P. SchwartzBank of Montreal Matthew LuchiniSunTrust Robinson Humphrey Edward H. NashCredit Suisse Tiago FauthLifeSci Capital Sam SlutskyBaird Madhu KumarGuggenheim Yatin SuneyaRaymond James Steven Seedhouse     Analysts      Key Financials  Cash position*: $176m (as of 31 Dec 2018)  Exchange: Nasdaq, Ticker: IFRX  Shares Outstanding: 25.97m (as of March 28)  Price: $45.24 (as of May 1, 2019)  Market Cap: ~ $1.17b (as of May 1, 2019)  * cash equivalents plus securities and other investments

 Our strategy   36  goal and strategy        Advance our lead program IFX-1 for HS to commercialization and extent with additional IFX-1 s.c. development                Our goal is to maintain and advance our leadership position within the anti-C5a complement space by leveraging full potential of our proprietary technology       Commence / complete Phase II clinical development of IFX-1 for AAV, PG and within Oncology field      Pursue the development of IFX-2 and continue to expand the breadth of our anti-C5a technology      Commercialize IFX-1, if approved, either independently or with a partner      Extend pipeline with initiation of clinical development of IFX-1 in other complement-mediated autoimmune / inflammatory diseases

CONTROLLING
INFLAMMATION
inflaRx

InflaRx N.V.

Winzerlaer Str. 2
07745 Jena, Germany

Email: info@inflarx.de

Tel: +49-3641-508180

Fax: +49-3641-508181

www.inflarx.de

Investor Relations InflaRx N.V.

Jordan Silverstein
Head of Corporate Development and Strategy

jordan.silverstein@inflarx.de

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